UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: July 31, 2009

Makita Corporation
Consolidated Financial Results
for the three months
ended June 30, 2009
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”
originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED JUNE 30, 2009
July 31, 2009
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President & CEO
1. Operating results of the three months ended June 30, 2009 (From April 1, 2009 to June 30, 2009)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the three months ended		For the three months ended
	June 30, 2008		June 30, 2009
		%		%
Net sales	84,636	5.0	55,395	(34.5)
Operating income	17,091	14.0	6,639	(61.2)
Income before income taxes	16,849	8.5	8,218	(51.2)
Net income attributable to Makita Corporation	11,781	4.8	5,287	(55.1)

Earning per share (Basic)	Yen
Net income attributable to
Makita Corporation common shareholders	82.81		38.38

Notes:
1.	Amounts of less than one million yen have been rounded.

2.
The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

3.
Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the year ended June 30, 2009. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

(2) CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2009	As of June 30, 2009
Total assets	336,644	334,730
Shareholders’ equity	283,485	286,834
Shareholders’ equity ratio to total assets (%)	84.2%	85.7%

	Yen
Shareholders’ equity per share	2,057.76	2,082.09

Note: The meaning of “Shareholders’ equity” is the same as the “Total Makita Corporation shareholders’ equity”.
2. Dividend Information

	Yen
	For the year ended	For the year ending
	March 31, 2009	March 31, 2010
		(forecast)
Cash dividend per share:
Interim	30.00	15.00
Year-end	50.00	(Note)
Total	80.00	(Note)

Notes:
1.	The forecast for cash dividend announced on April 28, 2009 has not been revised.

2.
While the Company has set forth under the Articles of Corporation of the Company that the record date for the payment of dividend shall be the last day of a relevant period, at the present time, the projected amount of dividends as of the said record date has not yet been determined. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 2.

1
English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Forecast for the year ending March 31, 2010 (From April 1, 2009 to March 31, 2010)

	Yen (millions)
	For the six months ending		For the year ending
	September 30, 2009		March 31, 2010
		%		%
Net sales	113,500	(35.3)	230,000	(21.8)
Operating income	8,200	(77.3)	18,000	(64.1)
Income before income taxes	7,700	(77.7)	17,000	(61.7)
Net income attributable to Makita Corporation	5,400	(78.3)	12,000	(63.9)

Earning per share (Basic)	Yen
Net income attributable to Makita Corporation common shareholders	39.20		87.11

Notes:
1.	The consolidated financial forecast for the year ending March 31, 2010 has not been revised.

2.	The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

Note: Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 4.

(3)	Changes in principle, procedure and representation of the accounting policies concerning quarterly consolidated financial statements preparation:

Note: Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 4.

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of June 30, 2009:	140,008,760
	As of March 31, 2009:	140,008,760
2. Number of treasury stock:	As of June 30, 2009:	2,245,993
	As of March 31, 2009:	2,244,755
3. Average number of shares outstanding:	For the three months ended	137,763,434
	June 30, 2009:
	For the three months ended	142,272,994
	June 30, 2008:
Explanation regarding proper use of business forecasts, and other significant matters
1.
   The consolidated financial forecast for the year ending March 31, 2010 has not been revised. Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated financial forecast” on page 3.

The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of factors above and other, actual results may vary from the forecasts provided above.

2.
   Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

   The Board of Directors plans to meet in April 2010 for a report on earnings for the year ending March 31, 2010. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2010.

   The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

2
English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
   During the three months (the “period”) ended June 30, 2009, global investment in construction and housing shrank due to the simultaneous global recession that has continued since the last fall. The business environment for Makita has remained severe.
   Under such circumstances, net sales of Makita for the period decreased by 34.5% to 55,395 million yen from the same period of the previous year, mainly due to decrease in demand and the unfavorable impact of the stronger yen against other currencies. Incomes were affected by the operating rate of our production site declined because production volume was reduced in response to the decrease in demand and in order to improve inventory level. As a result, the ratio of cost of sales increased. Our selling, general, administrative and other expenses decreased by only 17.2% compared with the same period of the previous year despite our group-wide cost reduction efforts. As a result, operating income decreased by 61.2% to 6,639 million yen (operating income ratio: 12.0%). Income before income taxes decreased by 51.2% from the same period of the previous year to 8,218 million yen (income before income taxes ratio: 14.8%). Net income attributable to Makita Corporation decreased by 55.1% to 5,287 million yen (net income attributable to Makita Corporation ratio: 9.5%).
   Sales results by region are as follows:
   Net sales in Japan decreased by 13.5% from the same period of the previous year to 9,903 million yen, affected by continuing weak demand.
   In Europe, net sales decreased by 40.5% to 24,280 million yen. Construction demand declined in Western Europe. Economic conditions in Eastern Europe have deteriorated, and sales revenues in Russia have dropped sharply, due to the impact of the financial crisis.
   Net sales in North America decreased by 32.7% to 7,700 million yen, affected by continuing stagnation in the housing market.
   Net sales in Asia decreased by 40.7% to 4,175 million yen, due to weak sales in the export industry and other economic stagnation.
   Net sales in Central and South America decreased by 34.7% to 3,241 million yen. Sales in Middle East and Africa decreased by 36.2% to 3,080 million yen. Sales in Oceania decreased by 26.3% to 3,016 million yen.
2. Qualitative Information on Consolidated Financial Position
   (Analysis on assets, liabilities and shareholders’ equity)
   The total assets as of June 30, 2009 decreased by 1,914 million yen to 334,730 million yen, compared with that as of March 31, 2009. This decrease was mainly due to the sales of marketable securities for dividend payments and to the decrease in inventories resulting from production volume adjustment.
   The total liabilities as of June 30, 2009 decreased by 5,471 million yen to 45,427 million yen, compared with that as of March 31, 2009. The major cause of this decrease was the decline in trade notes and accounts payable and accrued payroll.
   Total equity as of June 30, 2009 increased by 3,557 million yen to 289,303 million yen, compared with that as of March 31, 2009. This increase was mainly attributable to the decline in accumulated other comprehensive loss due to the yen’s weakness against other currencies, as compared with that as of March 31, 2009.
3. Qualitative Information on Consolidated Financial Forecast
   Since the global economic conditions and the business environment for the Makita Group are quite uncertain and unpredictable, no modification is made to the forecasts (originally announced on April 28, 2009) for consolidated operating results for the six months ending September 30, 2009 and for the full year ending March 31, 2010.

3
English translation of “KESSAN TANSHIN” originally issued in Japanese

4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

   With regard to the income tax expenses, the Company computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in principle, procedure and representation of the accounting policies concerning quarterly consolidated financial statements preparation:

   Starting with this fiscal year, the Company has adopted Statement of Financial Accounting Standards (“SFAS”) No.160,“Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”. This Statement establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests (minority interests) as equity in the consolidated financial statements. The amount of net income attributable to noncontrolling interests will be included in consolidated net income on the face of the consolidated income statement.

   This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The adoption did not give rise to any material effect on the Company’s consolidated results of operations and financial condition. These financial statements presentation requirements have been adopted retrospectively and previous year amounts in the consolidated financial statements have been reclassified or adjusted to conform to SFAS No.160.

4
English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2009		As of June 30, 2009
	Composition ratio		Composition ratio
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	34,215		40,245

Time deposits	2,623		3,682

Marketable securities	29,470		23,860

Trade receivables-

Notes	2,611		2,582

Accounts	43,078		42,177

Less- Allowance for doubtful receivables	(1,129)		(1,231)

Inventories	111,002		107,032

Deferred income taxes	7,264		6,378

Prepaid expenses and other current assets	11,269		10,866

Total current assets	240,403	71.4%	235,591	70.4%

PROPERTY, PLANT AND EQUIPMENT, at cost:

Land	18,173		18,589

Buildings and improvements	65,223		68,385

Machinery and equipment	74,458		75,480

Construction in progress	4,516		3,617

	162,370		166,071

Less- Accumulated depreciation	(89,674)		(91,599)

Total net property, plant and equipment	72,696	21.6%	74,472	22.2%

INVESTMENTS AND OTHER ASSETS:

Investment securities	11,290		13,358

Goodwill	1,987		1,983

Other intangible assets, net	2,280		2,213

Deferred income taxes	5,050		4,199

Other assets	2,938		2,914

Total investments and other assets	23,545	7.0%	24,667	7.4%

Total assets	336,644	100.0%	334,730	100.0%

5
English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2009		As of June 30, 2009
	Composition ratio		Composition ratio
LIABILITIES

CURRENT LIABILITIES:

Short-term borrowings	239		481

Trade notes and accounts payable	14,820		12,231

Other payables	4,397		4,332

Accrued expenses	5,642		4,865

Accrued payroll	7,361		6,122

Income taxes payable	2,772		2,046

Deferred income taxes	50		52

Other current liabilities	5,536		5,651

Total current liabilities	40,817	12.1%	35,780	10.7%

LONG-TERM LIABILITIES:

Long-term indebtedness	818		797

Accrued retirement and termination benefits	7,116		6,749

Deferred income taxes	548		556

Other liabilities	1,599		1,545

Total long-term liabilities	10,081	3.0%	9,647	2.9%

Total liabilities	50,898	15.1%	45,427	13.6%

EQUITY

MAKITA CORPORATION SHAREHOLDERS’ EQUITY:

Common stock	23,805		23,805

Additional paid-in capital	45,420		45,420

Legal reserve	5,669		5,669

Retained earnings	257,487		255,886

Accumulated other comprehensive income (loss)	(42,461)		(37,508)

Treasury stock, at cost	(6,435)		(6,438)

Total Makita Corporation shareholders’ equity	283,485	84.2%	286,834	85.7%

NONCONTROLLING INTEREST	2,261	0.7%	2,469	0.7%

Total equity	285,746	84.9%	289,303	86.4%

Total liabilities and equity	336,644	100.0%	334,730	100.0%

	As of March 31, 2009	As of June 30, 2009

Total number of shares authorized	496,000,000	496,000,000

Number of shares issued	140,008,760	140,008,760

Number of shares issued (excluding treasury stock)	137,764,005	137,762,767

Number of treasury stock	2,244,755	2,245,993

6
English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the three months		For the three months
	ended June 30, 2008		ended June 30, 2009
	Composition ratio		Composition ratio
NET SALES	84,636	100.0%	55,395	100.0%

Cost of sales	49,404	58.4%	33,735	60.9%

GROSS PROFIT	35,232	41.6%	21,660	39.1%

Selling, general, administrative and other expenses	18,141	21.4%	15,021	27.1%

OPERATING INCOME	17,091	20.2%	6,639	12.0%

OTHER INCOME (EXPENSES):

Interest and dividend income	558		210

Interest expense	(77)		(27)

Exchange gains (losses) on foreign currency transactions, net	(359)		1,251

Realized gains (losses) on securities, net	(365)		145

Other, net	1		-

Total	(242)	(0.3)%	1,579	2.8%

INCOME BEFORE INCOME TAXES	16,849	19.9%	8,218	14.8%

PROVISION FOR INCOME TAXES:

Current	3,131		2,269

Deferred	1,765		556

Total	4,896	5.8%	2,825	5.1%

NET INCOME	11,953	14.1%	5,393	9.7%

Less: Net income attributable to the noncontrolling interest	(172)	(0.2)%	(106)	(0.2)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	11,781	13.9%	5,287	9.5%

(3) Statement of Consolidated Comprehensive Income

	Yen (millions)
	For the three months	For the three months
	ended June 30, 2008	ended June 30, 2009

Net income	11,953	5,393

Other comprehensive income:

Foreign currency translation adjustment	10,328	3,006

Unrealized holding gains on available-for-sale securities	1,515	1,951

Pension liability adjustment	1	(4)

Total comprehensive income, net of tax	23,797	10,346

Comprehensive income attributable to the noncontrolling interest	(334)	(208)

Comprehensive income attributable to Makita Corporation	23,463	10,138

7
English translation of “KESSAN TANSHIN” originally issued in Japanese

(4) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the three months	For the three months
	ended June 30, 2008	ended June 30, 2009

Net cash provided by operating activities	2,544	10,346

Net cash provided by investing activities	12,764	3,184

Net cash used in financing activities	(20,280)	(6,696)

Effect of exchange rate changes on cash and cash equivalents	1,446	(804)

Net change in cash and cash equivalents	(3,526)	6,030

Cash and cash equivalents, beginning of period	46,306	34,215

Cash and cash equivalents, end of period	42,780	40,245

(5) Note on the preconditions for a going concern: None
(6) Condensed Operating Segment Information

	Yen (millions)
	For the three months ended June 30, 2008
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External customers	17,175	40,730	11,604	3,283	11,844	84,636	-	84,636

(2) Inter-segment	16,991	1,666	1,404	26,478	27	46,566	(46,566)	-

Total	34,166	42,396	13,008	29,761	11,871	131,202	(46,566)	84,636

Operating expenses	30,064	35,414	12,787	25,563	9,896	113,724	(46,179)	67,545

Operating income	4,102	6,982	221	4,198	1,975	17,478	(387)	17,091

	Yen (millions)
	For the three months ended June 30, 2009
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External customers	12,766	24,377	7,667	2,292	8,293	55,395	-	55,395

(2) Inter-segment	6,390	450	450	10,924	10	18,224	(18,224)	-

Total	19,156	24,827	8,117	13,216	8,303	73,619	(18,224)	55,395

Operating expenses	20,287	22,629	8,277	11,392	7,660	70,245	(21,489)	48,756

Operating income	(1,131)	2,198	(160)	1,824	643	3,374	3,265	6,639

(7) Note in case there is any significant change in the shareholders’ equity: None

8
English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)
1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the three months			For the three months
	ended June 30, 2008			ended June 30, 2009
		(	%)	(%)

Net sales	84,636	5.0		55,395	(34.5)

Domestic	11,447	(5.3)		9,903	(13.5)

Overseas	73,189	6.8		45,492	(37.8)

Operating income	17,091	14.0		6,639	(61.2)

Income before income taxes	16,849	8.5		8,218	(51.2)

Net income attributable to Makita Corporation	11,781	4.8		5,287	(55.1)

Earning per share (Basic)

Net income attributable to

Makita Corporation common shareholders (Yen)	82.81			38.38

Employees	10,515			10,112

	Yen (millions)
			For the six months		For the year ending
	For the year ended		ending September 30,		March 31, 2010
	March 31, 2009		2009 (Forecast)		(Forecast)
	(%)		(%)		(%)

Net sales	294,034	(14.2)	113,500	(35.3)	230,000	(21.8)

Domestic	46,222	(11.4)	20,500	(15.9)	41,500	(10.2)

Overseas	247,812	(14.7)	93,000	(38.5)	188,500	(23.9)

Operating income	50,075	(25.3)	8,200	(77.3)	18,000	(64.1)

Income before income taxes	44,443	(32.9)	7,700	(77.7)	17,000	(61.7)

Net income attributable to

Makita Corporation	33,286	(27.7)	5,400	(78.3)	12,000	(63.9)

Earning per share (Basic)

Net income attributable to Makita Corporation
common shareholders (Yen)	236.88		39.20		87.11

Employees	10,412		-		-

Notes:
1.
The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.
Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the year ended June 30, 2009. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

3.	Please refer to page 3 for the qualitative information on consolidated financial forecast for the six months and fiscal year 2010.

9
English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the three months		For the three months		For the year ended
	ended June 30, 2008		ended June 30, 2009		March 31, 2009
	(%)		(%)		(%)

Japan	11,447	(5.3)	9,903	(13.5)	46,222	(11.4)

Europe	40,835	8.5	24,280	(40.5)	137,113	(14.5)

North America	11,440	(16.3)	7,700	(32.7)	42,289	(25.0)

Asia	7,036	29.8	4,175	(40.7)	21,995	(2.8)

Other regions	13,878	17.6	9,337	(32.7)	46,415	(8.9)

Central and South America	4,960	29.6	3,241	(34.7)	16,738	(0.2)

The Middle East and Africa	4,826	19.5	3,080	(36.2)	16,466	(11.9)

Oceania	4,092	4.0	3,016	(26.3)	13,211	(14.9)

Total	84,636	5.0	55,395	(34.5)	294,034	(14.2)

Note:
The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 8. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the three	For the three	For the year	For the six	For the year
	months ended	months ended	ended March 31,	months ending	ending March
	June 30, 2008	June 30, 2009	2009	September 30,	31, 2010
				2009 (Forecast)	(Forecast)

Yen/U.S. Dollar	104.56	97.36	100.71	95	95

Yen/Euro	163.44	132.66	144.07	125	125

4. Sales Growth in local currency basis (Major subsidiaries)

For the three
months ended
June 30, 2009

(%)

U.K.	(30.1)

Germany	(4.3)

France	(10.7)

Russia	(51.7)

U.S.A.	(27.4)

China	(25.8)

Brazil	(5.7)

Makita Gulf (UAE) *	(33.3)

Australia	3.8

*Including export sales for the Middle East and Africa.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Production Ratio (unit basis)

	For the three	For the three	For the year
	months ended	months ended	ended
	June 30, 2008	June 30, 2009	March 31, 2009

	(%)	(%)	(%)

Domestic	20.7	19.7	19.4

Overseas	79.3	80.3	80.6

6. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
				For the year
	For the three	For the three	For the year	ending
	months ended	months ended	ended	March 31, 2010
	June 30, 2008	June 30, 2009	March 31, 2009	(Forecast)

Capital expenditures	5,458	3,129	17,046	13,000

Depreciation and amortization	2,181	2,024	8,887	8,800

R&D cost	1,686	1,606	6,883	7,200

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English translation of “KESSAN TANSHIN” originally issued in Japanese